EXHIBIT 1

COMPANY PRESS RELEASE

SOURCE: ACS MOTION CONTROL LTD.

ACS MOTION CONTROL LTD. REPORTS SECOND QUARTER RESULTS

MIGDAL HA'EMEK, Israel, August 2, 2007 - ACS Motion Control Ltd., (Nasdaq: ACSEF
- news), a developer and manufacturer of advanced motion control products, reports second quarter revenues and earnings.

Revenues for the second quarter of 2007 were $2,149,000, compared to $3,822,000 in the second quarter of 2006. Revenues for the first six months of 2007 were $4,570,000, compared to $7,623,000 revenues reported in the first six months of 2006.

Net income for the second quarter of 2007 was $4,000, compared to $522,000 net income in the second quarter of 2006. Net income for the first six months of 2007 was $73,000 compared to $1,146,000 net income in the first six months of 2006.

This press release contains forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: market demand for the Company's product, successful implementation of the Company's product, competitive factors, the ability to manage the Company's growth and the ability to recruit additional personnel.

CONTACT: ZE'EV KIRSHENBOIM, CHAIRMAN OF THE BOARD OF DIRECTORS, ACS MOTION CONTROL LTD. (011-972-4-654-6440)

2007, Q2 CONSOLIDATED STATEMENTS OF OPERATIONS

                                          SIX MONTHS ENDED         THREE MONTHS ENDED      YEAR ENDED
                                               JUNE 30,                  JUNE 30,          DECEMBER 31,
                                         --------------------      --------------------      -------
                                           2007         2006        2007         2006          2006
                                         -------      -------      -------      -------      -------
                                                                CONSOLIDATED
                                         -----------------------------------------------------------
                                                          U.S. DOLLARS IN THOUSANDS
                                         -----------------------------------------------------------
REVENUES                                   4,570        7,623        2,149        3,822       13,503

COST OF REVENUES                           2,176        3,906        1,002        2,050        6,877
                                         -------      -------      -------      -------      -------

GROSS PROFIT                               2,394        3,717        1,147        1,772        6,626
                                         -------      -------      -------      -------      -------
RESEARCH AND DEVELOPMENT COSTS
COSTS INCURRED                             1,102          974          587          474        2,065
LESS-GRANTS RECEIVED                        (216)        (110)        (109)        (110)        (340)
                                         -------      -------      -------      -------      -------
NET RESEARCH AND DEVELOPMENT COSTS           886          864          478          364        1,725

SELLING AND MARKETING EXPENSES               795          863          371          437        1,783
GENERAL AND ADMINISTRATIVE EXPENSES          774          851          379          421        1,675
                                         -------      -------      -------      -------      -------
TOTAL OPERATING COSTS                      2,455        2,578        1,228        1,222        5,183
                                         -------      -------      -------      -------      -------

OPERATING INCOME  (LOSS)                     (61)       1,139          (81)         550        1,443
FINANCING INCOME (EXPENSES), NET             135           59           79           (5)         167
OTHER INCOME (EXPENSES), NET                   -            -            -            -           (9)
                                         -------      -------      -------      -------      -------
INCOME (LOSS) BEFORE TAXES ON INCOME          74        1,198           (2)         545        1,601
TAXES ON INCOME                               (1)         (52)           6          (23)         (64)
                                         -------      -------      -------      -------      -------

NET INCOME                                    73        1,146            4          522        1,537
                                         =======      =======      =======      =======      =======

EARNINGS PER SHARE - IN U.S. DOLLARS
 BASIC                                      0.02         0.36        0.001         0.16         0.48
                                         =======      =======      =======      =======      =======

WEIGHTED AVERAGE NUMBER OF  SHARES
USED IN COMPUTATION
OF EARNINGS PER SHARE
BASIC - IN THOUSANDS                       3,274        3,156        3,281        3,223        3,207
                                         =======      =======      =======      =======      =======

2007, Q2 CONSOLIDATED BALANCE SHEETS

                                                            JUNE 30,            DECEMBER 31,
                                                      2007           2006           2006
                                                    --------       --------       --------
                                                                 CONSOLIDATED
                                                    --------------------------------------
                                                          U.S. DOLLARS IN THOUSANDS
                                                    --------------------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                              2,937          1,926          3,042
Marketable debt securities                             4,331          1,696          2,619
Trade receivables, net                                 2,004          3,339          2,335
Inventories                                            3,532          3,110          3,658
Other                                                    690            637            485
                                                    --------       --------       --------
TOTAL CURRENT ASSETS                                  13,494         10,708         12,139
                                                    --------       --------       --------

LONG-TERM ASSETS
Deferred income taxes                                    140            121            110
Marketable debt securities                               284          3,100          1,933
Investment in other company                              532          1,020          1,002
LONG-TERM ASSETS                                          62             89            104
                                                    --------       --------       --------
                                                       1,018          4,330          3,149
                                                    --------       --------       --------

PROPERTY AND EQUIPMENT
Cost                                                   3,781          3,588          3,648
Less - accumulated depreciation                       (3,302)        (2,979)        (3,160)
                                                    --------       --------       --------
                                                         479            609            488
                                                    --------       --------       --------
TOTAL ASSETS                                          14,991         15,647         15,776
                                                    ========       ========       ========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Trade payables                                           856          1,824          1,440
Other                                                    934          1,165          1,226
                                                    --------       --------       --------
TOTAL CURRENT LIABILITIES                              1,790          2,989          2,666
                                                    --------       --------       --------

LONG-TERM LIABILITIES
Accrued severance pay, net                               191            175            202
                                                    --------       --------       --------
TOTAL LONG-TERM LIABILITIES                              191            175            202
                                                    --------       --------       --------
TOTAL LIABILITIES                                      1,981          3,164          2,868
                                                    ========       ========       ========

SHAREHOLDERS' EQUITY
Share capital - Ordinary Shares of
NIS 0.01 par value Authorized - 8,000,000
shares Issued - June 30, 2007 - 3,280,752,
June 30, 2006 - 3,265,252, Dec 31, 2006 -
3,266,752
Outstanding - June 30, 2007 -
3,280,751, June 30, 2006 - 3,265,251,
Dec 31, 2006 - 3,266,751                                  10             10             10
Treasury stock - (1 share as of June 30, 2007,
June 30, 2006 and December 31, 2006)                    (150)          (150)          (150)
Additional paid-in capital                             7,358          7,295          7,329
Retained earnings                                      5,792          5,328          5,719
                                                    --------       --------       --------
TOTAL  SHAREHOLDERS' EQUITY                           13,010         12,483         12,908
                                                    --------       --------       --------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY            14,991         15,647         15,776
                                                    ========       ========       ========

NET TANGIBLE ASSETS                                   13,010         12,483         12,908
                                                    --------       --------       --------